September 30, 2016

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0504

Attention: Trace Rakestraw, Esq.

VIA EDGAR

Re:	Registrant:	Loomis Sayles Funds I
	File No.:	811-08282
	Filing Type:	Form N-1A

Dear Mr. Rakestraw:

We are writing to provide the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with proposed disclosure regarding the prior performance of similarly managed accounts in connection with the registration statement on Form N-1A (the “Registration Statement”) of Loomis Sayles Core Disciplined Alpha Bond Fund (the “Fund”), filed with the Commission on September 16, 2016 pursuant to Rule 485(a) under the Securities Act of 1933 (the “Securities Act”).

As we discussed with the Staff during our telephone conversation on September 20, 2016, we intend to include the following disclosure in the Fund’s prospectus to be filed by post-effective amendment to the Registration Statement pursuant to Rule 485(a) under the Securities Act proposed to become effective on November 30, 2016:

prior performance of the adviser’s similarly managed accounts

Loomis Sayles Core Disciplined Alpha Bond Fund - Prior Performance of Adviser’s Similarly Managed Accounts

The following table sets forth historical performance information for the discretionary accounts managed by Loomis Sayles that have substantially similar investment objectives, policies, strategies, risks and investment restrictions as the Fund (the “Composite”).

The Composite data is provided to illustrate the past performance of Loomis Sayles in managing substantially similar accounts as measured against a specified market index and does not represent the performance of the Fund. The accounts in the Composite are separate and distinct from the Fund; its performance is not intended as a substitute for the Fund’s performance and should not be considered a prediction of the future performance of the Fund or of Loomis Sayles.

The Composite’s returns were calculated on a total return basis, include all dividends and interest, accrued income and realized and unrealized gains and losses. All returns reflect the deduction of brokerage commissions and execution costs paid by the accounts, without provision for federal or state income taxes. “Net of Fees” figures also reflect the deduction of investment advisory fees. The Composite includes all actual discretionary accounts managed by Loomis Sayles for at least one full month that have investment objectives, policies, strategies, risks and investment restrictions substantially similar to those of the Fund. The Composite may include both tax-exempt and taxable accounts.

Securities transactions are accounted for on trade date and accrual accounting is utilized. Cash and equivalents are included in performance returns. Monthly returns of the Composite combine the individual accounts’ returns (calculated on a time-weighted rate of return basis that is revalued daily) weighted based on each account’s asset value as of the beginning of the month. Investors should be aware that the performance information shown below was calculated differently than the methodology mandated by the SEC for registered investment companies.

The accounts that are included in the Composite are subject to lower expenses than the Fund and may not be subject to the diversification requirements, specific tax restrictions and investment limitations imposed on the Fund by the Investment Company Act of 1940 or Subchapter M of the Code. Consequently, the performance results for the Composite would have been less favorable had it been regulated as an investment company under the federal securities laws.

The returns set forth below are provided to illustrate the past performance of Loomis Sayles in managing substantially similar accounts and should not be interpreted as indicative of the future results that may be achieved by the Fund. Past results are not necessarily indicative of future results. In addition, the results presented below may not necessarily equate with the return experienced by any particular investor as a result of the timing of investments and redemptions, market conditions and other factors. In addition, the effect of taxes on any investor will depend on such person’s tax status, and the results have not been reduced to reflect any income tax that may have been payable.

The table below shows the annual total returns for the Composite, and a broad-based securities market index for periods ended December 31, 2015.

Loomis Sayles’ Prior Performance of Similar Accounts Relating to the Fund

Average Annual Total Returns (for the periods ended December 31, 2015)	Past 1 Year		Past 5 Years		Since Inception [ ]
Composite (Net of Fees)	[	]	[	]	[	]
Composite (Gross of Fees)	[	]	[	]	[	]
Barclays U.S. Aggregate Bond Index	[	]	[	]	[	]

If you have any questions or require any clarification concerning the foregoing, please call me at 617-449-2818.

Very truly yours,

/s/ John M. DelPrete
John M. DelPrete
Assistant Secretary
Loomis Sayles Funds I

cc:	Rosa Licea-Mailloux, Esq.

Michael G. Doherty, Esq.

John M. Loder, Esq.